SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.     )

CNL Growth Properties, Inc.

(Name of Subject Company)

CNL Growth Properties, Inc.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

12625D101

(CUSIP Number of Class of Securities)

Thomas K. Sittema

Chief Executive Officer and President

450 South Orange Avenue

Orlando, Florida 32801

407-650-1000

Copy to:

Richard E. Baltz

Neil Goodman

Arnold & Porter, LLP

555 Twelfth Street NW

Washington, DC 20004-1202

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is CNL Growth Properties, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 450 South Orange Avenue, Orlando, Florida 32801, (407) 650-1000.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of December 4, 2015 there were approximately 22,526,172 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s business address and telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the offer (the “Offer”) by Everest REIT Investors I, LLC (the “Bidder”) to purchase up to 1,130,000 Shares at a per Share purchase price equal to $5.00 per Share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Bidder’s Offer to Purchase dated December 2, 2015 (the “Offer to Purchase”). The Offer is being made pursuant to the Offer to Purchase and a related Tender Offer Statement on Schedule TO, each of which documents were filed by the Bidder with the United States Securities and Exchange Commission (the “SEC”) on December 2, 2015 with the commencement of the Offer.

According to the Bidder’s Offer to Purchase and related Schedule TO, the Bidder’s address is 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Bidder and its respective executive officers, directors or affiliates, or (ii) the Company’s executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Proposal I: Election of Directors - Compensation of Independent Directors,” “Executive Compensation” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 16, 2015 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously sent to stockholders and is available free of charge on the SEC’s website at www.sec.gov or by writing to CNL Growth Properties, Inc., Attn.: Investor Relations, 450 South Orange Avenue, Orlando, Florida 32801.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

After careful evaluation of the Offer and consultation with the Company’s management and outside advisors, the board of directors of the Company (the “Board”) has determined, for the reasons set forth herein below, that the Offer is not in the best interests of the stockholders.

Accordingly, the Board recommends that the Company’s stockholders reject the Offer and not tender their Shares to the Bidder for purchase pursuant to the Offer.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender his or her Shares to the Bidder pursuant to the Offer and that because there is no trading market for the Shares an individual stockholder may determine to tender based on, among other things, his or her liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Bidder pursuant to the Offer, each Stockholder should keep in mind that the Board makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the stockholders.

Background

On November 24, 2015, the Company filed a Form 8-K to announce a special distribution of at least $1.00 per Share and, if a pending sale is consummated before December 31, 2015, up to $1.70 per Share.

On December 2, 2015, the Bidder filed a Schedule TO and related Offer to Purchase with the SEC, commencing the Offer.

On December 7, 2015, the Board held a meeting with members of the Company’s management. The Board has thoroughly and carefully reviewed and analyzed the terms and conditions of the Offer, as further described below. The Board has unanimously determined that the Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Reasons for the Recommendation

In reaching the determination and in making its recommendation, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Offer; (ii) consulted with the Company’s management and received advice from certain outside advisors; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects, and estimated net asset value per share (defined below) in order to assess the adequacy of the terms and conditions of the Offer.

The reasons the Board believes that the Offer is not in the best interests of the Company or its stockholders include the following:

•	The Board believes that the Offer Price is significantly less than the current and potential long-term value of the Shares. On January 20, 2015, the Board approved an estimated net asset value per share of the Company’s common stock of $10.63 (“2014 NAV”) which was based on the projected balance sheet as of December 31, 2014. On February 9, 2015, the

Board revised the 2014 NAV to $9.40 per share, taking into account a special distribution to stockholders in the amount of $1.30 per share and various adjustments relating to the actual balance sheet as of December 31, 2014. For important information regarding the methodologies, assumptions and limitations of the 2014 NAV, please see the Company’s Current Report on Form 8-K, filed with the SEC on January 20, 2015 (the “Valuation 8-K”), which information is incorporated herein by reference. The Valuation 8-K is available for free on the SEC’s web site at www.sec.gov.

The Board notes the 2014 NAV is subject to the methodologies, assumptions and limitations described in the Valuation 8-K. Nevertheless, the 2014 NAV, even after giving effect to the Company’s recently declared special distribution (described below), supports its belief that the Offer Price of $5.00 per Share is significantly less than the current value of the Shares.

The Company intends, as soon as practicable after the fiscal year end, to produce and disclose an updated estimated NAV per share as of December 31, 2015 (the “2015 NAV”). The 2015 NAV will be estimated in accordance with the Company’s valuation policy and the recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the “IPA”), in IPA Practice Guideline 2013-01, “Valuations of Publicly Registered Non-Listed REITs.” The Company recently engaged CBRE Capital Advisors, Inc., an independent investment banking firm (“CBRE Cap”), to assist the Board of Directors and its valuation committee with determining a valuation of the Company and estimating the 2015 NAV. The 2015 NAV will be based on valuation methodologies and assumptions similar to those used to determine the 2014 NAV as described in the Valuation 8-K.

•	The Company paid a special distribution to stockholders of $1.30 per share in February 2015 and has declared another special distribution in the amount of $1.00 payable on or before December 31, 2015 to holders of record as of November 23, 2015. In addition, if a pending asset disposition is closed before the end of 2015, this distribution will be increased to $1.70 per Share. Assuming that the maximum December distribution is $1.70 per Share, the 2014 NAV would be revised to $7.70 per Share on a pro forma basis representing an approximately 35% premium over the Offer Price.

•	The Board believes that the Offer undervalues the Company based on advice received from the Company’s management and the Board’s significant knowledge of the Company’s assets. Although the Company did not conduct any appraisals or provide a formal valuation of the Company or the Shares, the Company’s management reviewed with the Board, among other things, book value per Share, implied capitalization rates and funds from operations multiples implied by the Offer as compared with industry averages, and such review indicated that the Offer undervalues the Company.

•	The Company will pay distributions of up to $3.00 per Share in 2015. As disclosed in the Offer to Purchase, “tender of Shares will include . . . an assignment to [Bidder] of all dividends paid after January 4, 2016, or such other date to which this Offer may be extended.” Thus, tendering stockholders will not receive future distributions after January 4, 2016 should they sell their Shares to the Bidder pursuant to the Offer.

•	The Bidder acknowledges in the Offer to Purchase that “in its Annual Report, the [Company] states that it is aware of the transfer between investors of 1,266 shares in 2013, at $7.20 per share, and 1,447 shares in 2014, at $6.67 per share . . . .” The Bidder further states that the “Direct Investments Spectrum, an independent secondary market reporting publication, reported sales of Shares on secondary markets at $5.85 per Share during the June-July 2015 period, the most recent period reported.” The Board cautions stockholders against relying on such stock sales as an indication of value of the Shares given the lack of a trading market.

•	Given the timing of the Offer and the Offer Price, the Company believes that the Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Board noted that, in the Bidder’ own words: “The [Bidder] is making the Offer for investment purposes and with a view to making a profit for itself. In establishing the purchase price of $5.00 per Share, the [Bidder] is motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Bidder’s] objectives.” In other words, the Bidder selected an Offer Price that was just high enough to get some stockholders to tender and sell their Shares to the Bidder.

•	The Bidder acknowledges that “it did not obtain current independent valuations or appraisals of the [Company’s] assets, and that the Bidder “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Board and the Company’s management believe this illustrates the lack of credibility of the Bidder’ valuation methods and the inadequacy of their Offer Price to Stockholders.

•	The Bidder has engaged a depositary for the Offer, Everest Financial, Inc. that is an affiliate of Bidder. As a result, there is no independent third party holding funds of Bidder for payment of the Offer Price that can independently verify that such funds are available for payment.

•	The Offer requires each stockholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any stockholder and Bidder or the Depositary. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and Bidder or the Depositary, the prevailing party will be entitled to recover attorney fees and costs.

•	There is no guarantee that the Offer will be completed in the time frame that the Offer implies. The Offer does not expire until January 4, 2016 and it may be extended by Bidder in its sole discretion.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered. In addition, the Board acknowledges that there can be no certainty regarding the 2015 NAV or the long-term value of a Share, and that the value of a Share is dependent on a myriad of factors including the general economic conditions and other factors referenced under “Cautionary Note Regarding Forward-Looking Statements” in Item 8 of this Schedule 14D-9.

Balancing the factors described above, the Board has determined that the Offer is not in the best interests of the Company’s stockholders.

Accordingly, the Board recommends that the stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board believes that each stockholder must evaluate whether to tender his, her or its Shares to the Bidder pursuant to the Offer based on all the information available, including the factors considered by the Board and described above. The Company acknowledges that because the Company suspended its Redemption Plan and there currently is no trading market for the Shares, an individual stockholder may determine whether to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his, her or its Shares to the Bidder pursuant to the Offer, each stockholder should keep in mind that the Board makes no assurances with respect to (i) future distributions or (ii) the timing of providing liquidity to the stockholders.

(d)	Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company, nor to the knowledge of the Company any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the 60 days immediately preceding the filing of this Schedule 14D-9, no transactions in the Shares have been effected by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) the tender offer or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

The information set forth in the letter to stockholders, dated December 7, 2015, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements include, but are not limited to, any inability of the Company to identify a liquidity event or, even if identified, complete a transaction on favorable terms; government regulation, economic, strategic, political and social conditions, and the following: a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with the Company’s investment strategy, including its focus on the multifamily sector and the geographic concentration of properties; the impact of regulations requiring periodic valuation of the Company on a per share basis, including the uncertainties inherent in such valuations and that the amount that a stockholder would ultimately realize upon liquidation may vary significantly from the valuation; risks associated with real estate markets, including declining real estate values; risks associated with the limited capital raised and the limited number of investments made; risks associated with the Company’s limited capital resources, including the risk of the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with debt covenants; failure to successfully manage growth; the Company’s inability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects, including construction delays, construction cost overruns, the Company’s inability to obtain necessary permits, and/or public opposition to these activities; competition for tenants; defaults on or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the impact of changes in accounting rules; inaccuracies of the Company’s accounting estimates; unknown liabilities of acquired properties or liabilities caused by property managers or operators; material adverse actions or omissions by joint venture partners; consequences of the Company’s net operating losses; increases in operating costs and other expenses; uninsured losses, or losses in excess of the Company’s insurance coverage; the impact of outstanding and/or potential litigation; risks associated with the Company’s tax structuring; failure to qualify for and maintain the Company’s qualification as a real estate investment trust for federal income tax purposes; risks associated with the Company’s inability to satisfy the safe harbor rules of the Internal Revenue Code in connection with dispositions of the Company’s properties; and the Company’s inability to protect its intellectual property and the value of its brand.

For further information regarding risks and uncertainties associated with the Company’s business, and other important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described in the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the Company’s quarterly reports on Form 10-Q and the Company’s annual report on Form 10-K, copies of which may be obtained from the Company’s website at CNLGrowthProperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this cautionary note. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated December 7, 2015.*

(a)(2)	Text of E-mail to Financial Advisors.

(a)(3)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2015.**

*	Included in the letter mailed to the Company’s stockholders.
**	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2015		CNL GROWTH PROPERTIES, INC. a Maryland corporation

	By:	/s/ Thomas K. Sittema
Thomas K. Sittema Chief Executive Officer and President